UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934

                    (Amendment No. __________)*


                  Hahn Automotive Warehouse, Inc.

                         (Name of Issuer)

                    Common Stock, .01 par value

                  (Title of Class of Securities)

                             405191107
                          (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405191107              13G     Page 2 of 6 Pages
1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Schroder & Co. Inc.
   13-2697272

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a) [ ]
                               (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            392,493 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       392,493 shares

                    8  SHARED DISPOSITIVE POWER

                       6,624 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    399,117 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.4%

12  TYPE OF REPORTING PERSON

    BD, IA, CO


               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Hahn Automotive Warehouse, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               415 West Main Street
               Rochester, New York  14608


Item 2(a)      Name of Person Filing:

               See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

               787 Seventh Avenue
               New York, New York  10019-6016

Item 2(c)      Citizenship:

               See Item 4 of the cover pages attached hereto

Item 2(d)      Title of Class of Securities:

               Common Stock, .01 par value

Item 2(e)      CUSIP Number:

               405191107

Item 3 Schroder & Co. Inc. is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940.

Item 4         Ownership:

               (a)   Amount beneficially owned:
                     See Item 9 of the cover pages attached hereto

               (b)   Percent of Class:
                     See Item 11 of the cover pages attached hereto

               (c) See Items 5 through 8 of the cover pages attached hereto

Item 5         Ownership of Five Percent or Less of a Class:

               Not Applicable


Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

               Various clients of Schroder & Co. Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Hahn Automotive Warehouse, Inc. No one client's interest in the Common Stock of Hahn Automotive Warehouse, Inc. is more than five percent of the total outstanding Common Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not Applicable

Item 8         Identification and Classification of Members of the
               Group:

               Not Applicable

Item 9         Notice of Dissolution of Group:

               Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 1998


                                        SCHRODER & CO. INC.



                                 By: /S/ Patrick J. Borruso
                                     ----------------------
                               Name: Patrick J. Borruso
                              Title: Secretary